

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

October 30, 2009

Robert N. Fisch
Chief Executive Officer
rue21, inc.
800 Commonwealth Drive
Suite 100
Warrendale, Pennsylvania 15086

> **Re:     rue21, inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed October 26, 2009**
> **File No. 333-161850**

Dear Mr. Fisch:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 56

1.      We reissue comment 10 of our letter dated October 23, 2009.  We continue to note from the table on page 44 that you experience greater net sales and net

income in the second and fourth quarters.  Please revise the discussion of seasonality accordingly.

Executive Compensation, page 72

2.      We note your response to comment 13 of our letter dated October 23, 2009.  You state that there were "individual performance objectives established for each of [y]our executive officers."  Please disclose the individual performance objectives for each named executive officer and state how they are reflected in awarding the bonus.

* * * * *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  In your responses, please include the page numbers of the amendment where we can find the changes.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding the financial statements and related matters.  Please contact John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3557 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc:     Joshua N. Korff, Esq.
        Fax (212) 446-4900